Exhibit 12

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Fiscal Years Ended September 30,
	2017		2016		2015		2014		2013
Earnings before Fixed Charges:
Net Income from Continuing Operations	$40,271,085		$32,494,507		$20,584,573		$19,845,294		$21,103,686
Interest Expense, including Amortization of Financing Costs	25,754,121		22,953,049		19,844,166		16,830,423		15,604,066
Total Earnings before Fixed Charges	$66,025,206		$55,447,556		$40,428,739		$36,675,717		$36,707,752

Fixed Charges & Preferred Stock Dividends:
Interest Expense, including Amortization of Financing Costs	$25,754,121		$22,953,049		$19,844,166		$16,830,423		$15,604,066
Preferred Dividends	14,861,686		9,020,470		8,607,032		8,607,032		8,607,032
Total Fixed Charges & Preferred Share Dividends	$40,615,807		$31,973,519		$28,451,198		$25,437,455		$24,211,098

Fixed Charge Coverage Ratio	1.6	x	1.7	x	1.4	x	1.4	x	1.5	x

Fiscal Year Ended September 30, 2017 – Pro Forma (1)

Earnings before Fixed Charges:
Net Income from Continuing Operations	$40,271,085
Interest Expense, including Amortization of Financing Costs	25,754,121
Total Earnings before Fixed Charges	$66,025,206

Fixed Charges & Preferred Stock Dividends:
Interest Expense, including Amortization of Financing Cost	$25,754,121
Preferred Dividends (1)	13,681,525
Total Fixed Charges & Preferred Share Dividends	$39,435,646

Pro Forma Fixed Charge Coverage Ratio	1.7	x

(1)	Pro Forma information for the fiscal year ended September 30, 2017 is presented because a portion of the proceeds received from the secondary offering of the issuance of 3,000,000 shares of the Company’s 6.125% Series C Cumulative Redeemable Preferred Stock (6.125% Series C Preferred Stock) were used to redeem all of the Company’s 2,300,000 outstanding 7.875% Series B Cumulative Redeemable Preferred Stock (7.875% Series B Preferred Stock). The secondary offering of the 3,000,000 shares of the Series C Preferred Stock was issued on March 9, 2017 and the Series B Preferred Stock was redeemed on June 7, 2017. The Pro Forma information has been presented as if the effects of the Preferred Dividends from the secondary offering of the 6.125% Series C Preferred Stock and the redemption of the 7.875% Series B Preferred Stock took place on October 1, 2016.